UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Emerald Metrics, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Oregon

      Date of organization
      February 21, 2017

Physical address of issuer
436 SE 6th Avenue, Portland, Oregon 97013

Website of issuer
https://www.emeraldmetrics.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$243,761	N/A
Cash & Cash Equivalents	$526	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$265,720	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$22,509	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 23, 2018

Emerald Metrics, LLC



Up to $1,070,000 of Crowd Notes

Emerald Metrics, LLC ("Emerald Metrics", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 30, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by March 30, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 30, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.emeraldmetrics.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/emerald.metrics/seed

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Emerald Metrics, LLC is an Oregon Limited Liability Company, formed on February 21, 2017.

The Company is located at 436 SE 6th Avenue, Portland, Oregon 97013.

The Company's website is https://www.emeraldmetrics.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/emerald.metrics/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer
Minimum investment amount per investor	$500
Offering deadline	March 30, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 17-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that the Company has incurred losses from inception of approximately $[22,509] which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The reviewing CPA also notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a low cash balance of $526, as of November 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds. Working capital for pre-revenue companies is challenging to manage and to mitigate this challenge management is "front-loading" certain contracts with new producers.

T***he Company is still in the negotiating phase with potential customers and has not closed any to date.*** If Emerald Metric's assumptions are wrong, and its projections regarding market share are too aggressive, its financial projections may overstate its viability.

Financial projections suggest potentially unrealistic growth. The Company's financial model projects extremely rapid (up to 7x) growth from 2018 to 2019, as the founders claim they are confident in their ability to scale up the adoption rate of the Emerald system due to the size of the market opportunity,

The Company is pre-revenue. The Company may not be able to monetize as quickly as it projected or may find that there is less market demand than anticipated for its product. If the Company is unable to meet its revenue projections, it may be be unable to meets its financials obligations.

Legislation and regulation have imposed restrictions and requirements on companies operating within the cannabis industry that could have an adverse effect on Emerald Metric's business. The cannabis industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that Emerald Metrics faces.

In general, demand for our systems and services is highly correlated with general economic conditions and specifically market conditions within the Cannabis industry. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Emerald Metrics faces competition from other companies in the cannabis analytics space. Many of our competitors have significantly greater financial, technical and human resources than we have and marketing products and thus may be better equipped than us to develop and commercialize products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

We rely on other companies to provide major components for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide basic ingredients which meets required specifications and perform to our and our customers' expectations.

Emerald Metrics may face difficulties in collecting payments from its customers. Because cannabis growers often cannot access traditional banking systems, many operate as cash only businesses. This may pose a challenge to the Company as it collects payments from its grower customers.

The Company's success depends on the experience and skill of the Founders, its managers and key employees. In particular, the Company is dependent on Mark Garrison, Chris Rushing, Rob McCorkle and Brendan Joyce, who are the founders of the Company. The Company does not currently have employment agreements with the founders and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any founder could harm the Company's business, financial condition, cash flow and results of operations.

We rely on other companies to provide major components for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide basic ingredients which meets required specifications and perform to our and our customers' expectations.

We source certain cameras and sensors from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our key equipment suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

In order to achieve the Company's long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company has not filed its federal and state taxes for the 2017 tax year. The fact that a company has taken the steps necessary to file a tax return may be evidence that the company is a legitimate operation that is interested in complying with federal law. The lapse of tax filing may indicate poor corporate governance or legal oversight.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into units or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units.

The notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Emerald Metrics is a collection of precision agriculture-focused software tools and Cannaintelligence™ analytics that utilizes a variety of sensors, high-resolution spectral imagery, and cannabis industry specific metrics to plan, maintain, and track the effectiveness of growing operations to minimize expenses, increase crop quality, and virtually eliminate waste. Protecting the consumer from harmful effects of fungus, molds, pests or pesticides is our goal.

Business Plan

The problem of basic agriculture remains: how does a grower get the most out of each crop while keeping costs and waste under control, anticipate global changes in market prices, mitigate environmental risks, and keep track of new government regulatory pressure to protect the end consumer? And, if you are an investor-backed grower, keeping your investors informed while managing their business expectations and mitigating their risk. All very challenging.

Over the past few years, traditional crops (corn, wheat, soy, and others) have seen significant increases in crop production using a combination of software, highly-specialized sensors, and spectral photography. These techniques and tools have resulted in savings measured in dollars and manpower, while increasing the quality of the product without controversial genetic modifications or chemicals.

Emerald Metrics is using these techniques to gather data, analyze data, and apply data, to help growers share in these benefits. The system consists of a combination of water, heat, light, and humidity sensors utilized in precise, proprietary, non-traditional ways along with always-on multi-spectral imaging cameras and a cloud-based software application and analytics to keep track of the grower's own techniques, which fertilizers have been applied (and when), and can alert the growers when the beginning (and generally invisible) stages of crop-killing conditions such as white mold or over/under hydration emerge.

Emerald Metrics provides spectral imaging to detect both specific and non-specific anomalies in the plant production cycle. Utilizing visual vegetative indices not visible to the human eye to show where plants are healthy and unhealthy, as well as hyperspectral sensors to detect specific diseases and pests before they manifest visually provides the earliest opportunity to manage crops. Emerald Metrics can manage a host of additional growing concerns, including measuring emitted light spectra, plant canopy growth, pesticide detection, and more.

The Emerald system is highly scalable and capable of helping growers of all sizes measure, analyze and manage their crops in ways they have never been able to do.

The Company's Products and/or Services

Product / Service	Description	Current Market
Emerald System	SaaS system and sensors	Cannabis growers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are cannabis growers of all sizes.

Intellectual Property
The Company has filed with the USPTO for trademark protection of CannaIntelligence. The application is dated December 3, 2017, and is under serial number 87706137. Filing an application in no way guarantees that a trademark will be granted. The Company is dependent upon the experience and knowledge of the Emerald team of imagery analysts, software developers and technologists. We do not rely upon any third party technology, licenses or specific rights to develop the Emerald system and deliver our services to our customers.

Litigation
The Company has no current, pending or threatened litigation.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount ($25,000), it will use $11,125, towards offering expenses;
- If the Company raises the Closing Amount ($500,000), it will use $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount ($1,070,000), it will use $89,500 towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	Amount if Target Amount	Amount if Closing Amount	Amount if Maximum

	Raised	Raised	Amount Raised
Salaries and Administrative	$5,689	$185,833	$402,005
Sales and Marketing	$2,359	$99,715	$215,710
Equipment and Development	$5,828	$167,703	$362,785
Total	**$13,875**	**$453,250**	**$980,500**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Mark Garrison

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CFO (February 2017 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Business Strategy, CHS Agri Intelligence LLC (February 2015 - December 2016)

With over 30 years of experience in financial services and high technology companies, Mark has consistently led companies to high growth levels, increased profitability and highly profitable founder and investor exits. In both CFO and COO roles, Mark managed the financial and HR functions for four previous startups with exits; Rosetta Technologies, which was purchased by a strategic buyer in 1998; Extensis Corporation, which was recognized as the 53rd fastest growing technology company in 1999, and was purchased with its parent company CreativePro.com by ImageX.com (NASDAQ: IMGX) in 2000; Ateq Corporation, which was originally acquired by Etec Systems in 1991 before the combined company was acquired by Applied Materials in 2000; and Willamette Broadcast, Inc., which was acquired by Wave Communications in 2008. In addition to startup experience, Mark has a wide variety of commercial banking experience as a VP at Pacific Continental Bank and First Interstate Bank of Oregon. in the Bank's Technology Banking group. Additionally, he was a Senior Accountant for PricewaterhouseCoopers, Los Angeles office.

Name
Chris Rushing

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and COO (February 2017 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, Paradigm Isr, Inc. (March 2014 - August 2016)

Chris spent a career with the U.S. Air Force with experience in unmanned systems technology, intelligence, and presidential service. Upon exiting, he created and sold the first and highly profitable unmanned systems services company, and as President managed over 200 deployed personnel and multiple multi-million dollar government and commercial contracts. Most recently Chris managed a commercial agriculture intelligence operation in contract with CHS Inc., including air, ground, design, and software functions.

Memberships:
- Association of Unmanned Vehicles International (AUVSI)

- Association of the United States Army (AUSA)
- Special Operations Association Member
- Pacific Northwest Defense Coalition (PNDC)

Name
Rob McCorkle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Head of Business Development (February 2017 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, RDM Global Management (2012 - 2017)

Rob is a Managing Member of a Tier 2, 10,000 sq. ft. indoor hydroponic cannabis producer in Oregon. Rob's experience on the legislative and law enforcement side as well as his extensive experience in the growing and distribution of cannabis makes him uniquely qualified to understand and address the concerns that are unique to this burgeoning new industry. Rob is a retired lieutenant/commander from a west coast law enforcement entity where he gained extensive experience in legal and legislative process related to the passage and enforcement of various state and federal regulations.

Rob holds a BS in Criminology and a MS in Criminal Justice Administration and currently provides consultative services to various private entities and municipalities who are navigating the myriad of issues surrounding the growing opportunities in the cannabis industry.

Memberships:
- Board Member National Association Cannabis Businesses (NACB)

Name
Brendan Joyce

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Head of Software Development (February 2017 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President, Tryon Creek Software LLC (2010 - present)

Brendan Joyce brings over 25 years of software development, integration and data analytics. Brendan ran his own consulting company until 1993 when he took a position at Symantec Corporation. He was responsible for developing the state of the art compatibility and testing labs for Symantec including hardware, software, networking equipment, staffing, and test execution. Brendan served as both Vice President and then to VP Operations in in Critical Path Software Inc., as one of two members of the executive staff. Brendan managed all operations and was responsible for the majority of business development, and directly managed complex software development and testing projects. Brendan founded Tryon Creek Software in 2010 and has hands on experience leading complex distributed critical applications for Apple, HP, Intel, and NIKE, health care software for Handheld Health and Vignet, financial services software for PreCash and CHS Inc., among others. Brendan was instrumental in the design and construction of software to support mainstream agriculture products as a pre-cursor to the cannabis product.

Memberships:
- Palm Beach Tec Association
- Apple, Microsoft, Blackberry, and Bizpark Development groups

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees in Oregon.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
- There are 6,000,000 founders' units issued equally to the four founders for $550 in contributions.

The Company has the following debt outstanding:
- The Company has current liabilities totalling $265,720. Of this balance, $243,000 is owed to Tryon Creek Software, LLC, the developers responsible for designing and developing the Emerald Metrics software system. These expenses represent the costs of the current version launched in November 2017. See "Related Person Transactions".
- A balance of $22,720 is owed by the Company to its founders for general out-of-pocket expenses by the founders for various travel, conference fees, equipment and marketing expenses. See "Related Person Transactions".

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mark Garrison	Common Units	25%
Chris Rushing	Common Units	25%
Rob McCorkle	Common Units	25%
Brendon Joyce	Common Units	25%

The Founders have reserved up to 1 million units for grants to future employees and certain contractors under the Company's option plan.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Emerald Metrics (The "Company") is a software company targeting cannabis growers, along with other strategic partners, with technology designed to make producing cannabis less risky, thereby increasing crop yields and producer profits along with protecting the cannabis product supply chain for consumers.

As of November 30, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $526 on hand as of November 2017, which will be augmented by the Offering proceeds plus revenue from system sales to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred units financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the preferred units sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of units the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- In October 2017, the Company entered into a software development agreement with Tryon Creek Software, LLC, a company controlled by a founder of Emerald Metrics. This agreement allows for the development of the Emerald system by Tryon Creek software developers. The Company owns all rights to the software and Tryon Creek is operating as an independent contractor. The agreement is considered typical in these types of circumstances and the compensation due to Tryon Creek for its efforts is common for the market and the development stage of the Company.
- In January 2018, the Company entered into a services agreement with KGB Farms LLC, a company for which Rob McCorkle serves as managing member. Under this agreement, the Company will provide full facility installation and fully monthly services to KGB Farms LLC for compensation as yet undetermined.
- A balance of $22,720 is owed by the Company to its founders for general out-of-pocket expenses by the founders for various travel, conference fees, equipment and marketing expenses.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
Not Applicable

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not re-confirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per unit when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 unit holders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Garrison
_____
(Signature)

Mark Garrison
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Garrison
_____
(Signature)

Mark Garrison
_____
(Name)

CEO
_____
(Title)

January 22, 2018
_____
(Date)

/s/Chris Rushing
_____
(Signature)

Chris Rushing
_____
(Name)

COO
_____
(Title)

January 22, 2018
_____
(Date)

/s/Rob McCorkle

_____
(Signature)

Rob McCorkle
_____
(Name)

Head of Business Development
_____
(Title)

January 22, 2018
_____
(Date)

/s/Brendan Joyce
(Signature)

Brendan Joyce
_____
(Name)

CTO
_____
(Title)

January 23, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of members or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EXHIBIT C
PDF of SI Website

EXHIBIT D
Investor Deck

EXHIBIT E
Video Transcript

EMERALD METRICS LLC
An Oregon Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

From Inception beginning February 21, 2017 through November 30, 2017

EMERALD METRICS LLC

From Inception beginning February 21, 2017 through November 30, 2017

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheet... 2

Statement of Operations 3

Statement of Changes in Members' Equity………………………………………………………………………………….4

Statement of Cash Flows 5

Notes to the Financial Statements 6





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Member of Emerald Metrics, LLC
426 SE 6th Ave
Portland, OR 97013

We have reviewed the accompanying financial statements of Emerald Metrics, LLC ("the "Company"), which comprise the balance sheet as of November 30, 2017, and the related statements of operations, changes in members' equity, and cash flows for the period since inception from February 21, 2017 to November 30, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

January 2, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington

PO Box 2163

Spokane, Washington 99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Emerald Metrics, LLC

BALANCE SHEET

(unaudited)

As of November 30, 2017

Assets		
Current assets		
Cash and cash equivalents	$	526
Total current assets		526
Property & equipment, net		235
Intangible assets, net		243,000
Total assets	$	243,761
Liabilities and members' equity		
Current liabilities		
Accounts payable	$	1,935
Related party payables		263,785
Total current liabilities		265,720
Commitments & Contingencies		-
Members' equity		
Members' Captial		550
Accumulated Deficit		(22,509)
Total members' equity		(21,959)
Total liabilities and members' equity	$	243,761

See accountants' review report and accompanying notes to the financial statements.

EMERAL METRICS LLC

STATEMENT OF OPERATIONS

(unaudited)

From inception beginning February 21, 2017 through November 30, 2017

Revenue	$	-
Operating expenses		
General and administrative		**2,098**
Professional fees		**16,935**
Travel		**3,476**
Total operating expenses		**22,509**
Net Loss Before Income Taxes	$	**(22,509)**

See accountants' review report and accompanying notes to the financial statements.

Emerald Metrics, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

(unaudited)

From inception beginning February 21, 2017 through November 30, 2017

	Common Units	Members' Captial	Total Accumulated Deficit	Members' Equity
Balance on February 21, 2017	-	$ -	$ -	$ -
Capital contributions	6,000,000	550		550
Net Loss			(22,509)	(22,509)
Balance on December 31, 2016	**6,000,000**	**$ 550.00**	**$ (22,509)**	**$ (21,959)**

See accountants' review report and accompanying notes to the financial statements.

EMERAL METRICS LLC
STATEMENT OF CASH FLOWS
(unaudited)
From inception beginning February 21, 2017 through November 30, 2017

Cash flows from operating activities		
Net loss	$	(22,509)
Changes in operating assets and liabilities:		
Accounts payable		1,935
Related party payables		263,785
Net cash used by operating activities		243,211
Cash flows from investing activities		
Payments for the purchase of equipment		(235)
Payments for the purchase of intangible assets		(243,000)
Net cash used by investing activities		(243,235)
Cash flows from financing activities		
Proceeds from members' contributions		550
Net cash provided by financing activities		550
Net decrease in cash and cash equivalents		526
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	526

See accountants' review report and accompanying notes to the financial statements.

5

From Inception beginning February 21, 2017 through November 30, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Emerald Metrics (The "Company") is a software company targeting cannabis growers, along with other strategic partners, with technology designed to make producing cannabis less risky, thereby increasing crop yields and producer profits along with protecting the cannabis supply chain for consumers.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the 10 months ended November 30, 2017, the Company recognized $0 in advertising costs.

Shipping & Handling

Fees related to shipping and handling costs of equipment is expensed as incurred. Shipping and handling costs recognized during the 10 months ended November 30, 2017 totaled $0.

Risks and Uncertainties

As of November 30, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:
Persuasive evidence of an arrangement exists; Delivery has occurred or services have been rendered;
The fee for the arrangement is fixed or determinable; and Collectability is reasonably assured. For the 10 months ended November 30, 2017, there were no revenues.

EMERALD METRICS LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

From Inception beginning February 21, 2017 through November 30, 2017

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of November 30, 2017, the Company had no Accounts Receivable.

Inventory

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. There was no inventory on hand at November 30, 2017.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at November 30, 2017.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

From Inception beginning February 21, 2017 through November 30, 2017

The carrying amounts reported in the balance sheets approximate their fair value.

Capitalized Software Development Cost

The Company capitalizes certain costs associated with computer software developed for external use by its customers. The Company's policy provides for the capitalization of external direct costs of materials and services, and direct payroll related costs incurred during the application development stage as well as costs related to upgrades and enhancements to this software provided it is probable that these expenditures will result in additional functionality. Costs associated with preliminary project stage activities, training, maintenance, and post implementation stage activities are expensed as incurred.

After all substantial testing and deployment are completed and the software is ready for its intended use, internally developed software costs are amortized using the straight-line method over three – five years. This period represents the estimated useful life of these assets.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company will file income tax returns in the U.S. federal jurisdiction and Oregon state jurisdictions, as applicable. The Company has not completed a fiscal year and therefore, no returns have yet been filed.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At November 30, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of November 30, 2017, the Company had $526 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT (NET)

The Company's equipment of $235 is made up of cameras.

NOTE 3 – STOCKHOLDERS' EQUITY

During the period under review, there were 6,000,000 founders' units issued equally to the four founders for $550 in contributions.

Member Common Units	6,000,000
Total Member Common Units	6,000,000

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company engages an software development company as their primary developers for their software platform. This company is controlled by a founder of the Company. The terms of the contract are considered common for these types of development engagements and the ownership of the software code is expressly in the Company's name and control.

As of November 30, 2017 the Company has incurred $243,000 in costs associated with development of the software designed by the independent software development company.

Additionally, certain members of management have advanced $20,785 to cover operating expenses.

NOTE 5 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $(22,509) which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 2, 2018, the date these financial statements were available to be issued, and noted no material subsequent events to be disclosed.

EDIT PROFILE



Emerald Metrics LLC

Precision agriculture technology for the cannabis industry. Edit Profile

$500	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Productivity Software | Software | Technology | Portland

Website: http://www.emeraldmetrics.com

Share:

Emerald Metrics LLC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Emerald Metrics LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

N. America Legal Cannabis Market Estimated CAGR
25%

N. America Legal Cannabis Estimated Market In 2021
$20.2B

- Partnership with EZ-Clone Enterprises to provide flagship software.
- Agreement with KGB Farms, A Tier 2 grower, to provide software development and testing services.
- Team comes from diverse professional background with prior startup exits.
- Research shows 70% of cannabis flower samples from 3 dispensaries in the Bay area tested positive for pesticides.

- Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Taking the guess work out of growing cannabis, the Emerald Metrics system's CannaIntelligence™ software enables producers to grow faster, better, smarter cannabis.

Using a collection of disruptive precision agriculture-focused software tools and Cannaintelligence™ analytics, Emerald Metrics helps cannabis producers minimize expenses, increase crop quality and yield, and eliminate crop waste. The Emerald Metrics system touches on all points of the cannabis supply chain to protect the end consumer from harmful molds, pests and pesticides.

Using a combination of sensor data, spectral imaging, and a proprietary method for detecting anomalies in plant growth, Emerald Metrics provides actionable insights for cannabis growth operations. It identifies plant and production problems before the human eye can see it. The Emerald Metrics system takes the guess-work out of growing cannabis.

Pitch Deck


EmeraldMetrics
Precision agriculture technology for the cannabis industry

DOWNLOAD

Product & Service

The Problem:

The cannabis industry is growing, but at a cost. Based on a research conducted by Steep Hill, 70% of cannabis flower samples from 3 dispensaries in the Bay area tested positive for pesticides. Fifty percent of the samples that tested positive for pesticides also contained Myclobutanil, a fungicide treatment commonly used on California grapes, almonds, and strawberries. These cannabis plants are potentially dangerous- when heated, they can release life-threatening gasses such as hydrogen cyanide, which can compromise the ability to breath. Growing quality cannabis at scale and at a reasonable cost isn't easy...



EDIT PROFILE

The Solution:

Emerald Metrics helps protect consumers from contamination and helps producers grow faster, better, smarter cannabis.

The system consists of a combination of 1) water, heat, light, and humidity sensors, 2)multi-spectral imaging cameras, and 3) a cloud-based software application.

The system will track the grower's techniques, such as which and when fertilizers have been applied, and can alert the growers of the early stages of crop-killing conditions such as mold, pests, or over/under hydration. Emerald Metrics can manage a host of additional growing concerns, including measuring emitted light spectra, plant canopy growth, pesticide detection, and more.

The system will then deliver actionable data directly to the grower's dashboard. Each dashboard shows actionable imagery and plant analytics for the grower. Once fully implemented, the Emerald Metrics system helps producers realize increased per plant yields and annual harvests, all while reducing money spent on nutrients, watering, lighting, energy costs, and more.

Revenue Model:

Our revenue model is a quarterly subscription based upon the total square footage of the operation. The estimated payback for a 10,000 sq. foot operation ranges from 2 – 4 harvests.

- One Time Fee: Equipment & Hardware ($ 5,500) and Installation & Calibration ($ 15,000)
- Quarterly Subscription: CannaIntelligence™ reports ($ 12,500)

Target distribution channels are 1) growers and wholesalers, 2) lab testing services, 3) insurance & investors, and 4) equipment suppliers.

In short, Emerald Metrics helps:

- Improve Quality
- Increase Yield
- Reduce Cost
- Reduce Risk

Gallery



Unhealthy Clone. **Imagery of an unhealthy clone, detected by special cameras and processed by the Emerald system.**

Team Story

Experienced team with a proven track record

The Emerald Metrics team has decades of experience using spectral technology for the United States military and agriculture industry. The team was formed in 2012 to develop and launch a precision agriculture decision support platform for CHS, Inc., the largest grower owned co-op in the U.S. The product successfully launched in 2015 for the largest corn, soybean, and wheat growers in the U.S. and has since been widely accepted by growers in those markets. Now, the team is excited to adapt their knowledge of precision agriculture science and techniques to the cannabis industry.

Founders and Officers



Mark Garrison
CO-FOUNDER

With over 30 years of experience in financial services and high technology companies, Mark has led companies to high growth levels, increased profitability and investor exits. Mark managed the financial and HR functions for four previous startups: Rosetta Technologies, which was purchased by a strategic buyer in 1998 for $25.5M; Extensis Corporation, which was recognized as the 53rd fastest growing technology company in 1999, and along with its parent company CreativePro.com, was sold to ImageX.com (NASDAQ: IMGX) in 2000 for $41M; Willamette Broadband, Inc., which was acquired by Wave Communications in 2008. In addition to startup experience, Mark has a wide variety of commercial banking experience as a VP at Pacific Continental Bank and Assistant VP at First Interstate Bank of Oregon in the Bank's Technology Banking group. Additionally, he was a Senior Accountant for PwC, Los Angeles office, early in his career where he focused on high growth companies in which an IPO or M&A was the primary exit for the founders and investors.



Chris Rushing
FOUNDER

Chris spent a career with the U.S. Air Force with experience in unmanned systems technology, intelligence, and presidential service. Upon exiting, he created and sold the first and highly profitable unmanned systems services company, and as President managed over 200 deployed personnel and multiple multi-million dollar government and commercial contracts. Most recently Chris was contracted through Paradigm to manage a commercial agriculture intelligence operation for CHS Inc., including air, ground, design, and software functions. Chris has held a Top Secret, NATO Secret, and Yankee White Clearances and has over twenty years of experience in technology, unmanned systems and intelligence systems.

Member of Association of Unmanned Vehicles International (AUVSI), Association of the United States Army (AUSA), Special Operations Association Member, and Pacific Northwest Defense Coalition (PNDC).



Rob Mccorkle
FOUNDER

Rob is a Managing Member of a Tier 2, 10,000 sq. ft. indoor hydroponic cannabis producer in Oregon. Rob's experience on the legislative and law enforcement side as well as his extensive experience in the growing and distribution of cannabis makes him uniquely qualified to understand and address the concerns that are unique to this burgeoning new industry. Rob is a retired lieutenant/commander from a west coast law enforcement entity where he gained extensive experience in legal and legislative process related to the passage and enforcement of various state and federal regulations. This experience includes testifying in front of various legislative bodies and writing/formulating laws, regulations and policies in a variety of areas including controlled substances.

Rob holds a BS in Criminology and a MS in Criminal Justice Administration and currently provides consultative services to various private entities and municipalities who are navigating the myriad of issues surrounding the growing opportunities in the cannabis industry.

Rob is also a board member of National Association Cannabis Businesses (NACB).



BJ

Brendan Joyce
FOUNDER

Brendan Joyce brings 25+ years of software development, integration and data analytics. Brendan ran his own consulting company until 1993 when he took a position at Symantec Corporation. He was responsible for developing the state of the art compatibility and testing labs for Symantec including hardware, software, networking equipment, staffing, and test execution. He was also responsible for a major Web application including all engineering, content management, project management and testing. Brendan served as both Vice President and then to VP Operations in in Critical Path Software Inc., as one of two members of the executive staff. Brendan managed all operations and was responsible for the majority of business development, and directly managed complex software development and testing projects. Brendan founded Tryon Creek Software in 2010 and has hands on experience leading complex distributed critical applications for Apple, HP, Intel, and NIKE, health care software for Handheld Health and Vignet, financial services software for PreCash and CHS Inc., among others. Brendan was instrumental in the design and construction of software to support mainstream agriculture products as a pre-cursor to the cannabis product.

Brendan is a member of Palm Beach Tec Association.

Key Team Members



Christopher Joyce
Spectral Image Analyst



DR

Derek Rosamond
Spectral Image Analyst

Q&A with the Founder

Q: Please detail your platform.
Emerald Metrics LLC: Nearly all new legal cannabis grow operations are being set up indoors, which provides a number of significant advantages, including better control of the environment, higher quality products, multiple harvests per year, and increased crop security. Over the past few years, traditional crops (corn, wheat, soy, and others) have seen significant increases in crop production using a combination of software, highly-specialized sensors, and spectral photography. These techniques and tools have proven wildly successful, resulting in savings measured in dollars and manpower, while increasing the quality of the product without controversial genetic modifications or chemicals. Emerald Metrics is using these techniques to help growers share in these benefits. The system consists of a combination of water, heat, light, and humidity sensors utilized in precise, proprietary, non-traditional ways along with always-on multi-spectral imaging cameras and a cloud-based software application to keep track of the grower's own techniques, which fertilizers have been applied (and when), and can alert the growers when the beginning (and generally invisible) stages of crop-killing conditions such as white mold or over/under hydration emerge. Emerald Metrics provides spectral imaging to detect both specific and non-specific anomalies in the plant production cycle. Utilizing visual vegetative indices not visible to the human eye to show where plants are healthy and unhealthy, as well as hyperspectral sensors to detect specific diseases and pests before they manifest visually provides the earliest opportunity to manage crops. Emerald Metrics can manage a host of additional growing concerns, including measuring emitted light spectra, plant canopy growth, pesticide detection, and more. The Emerald system is highly scalable capable of helping growers of all sizes measure, analyze and manage their crops in ways they have never been able to do. We believe, these tools are disruptive to this industry and may change the way Cannabis is grown in the future.

Q: Please detail how your platforms scales.
Emerald Metrics LLC: Anomalies on strains have specific spectral signatures or "fingerprints." As we identify these manually, our system can learn and actively search for these. This is what we did in corn. We can develop IP and process patents around detecting these specific signatures. We believe we will be able to implement and scale this in 6-8 months post-funding.

Q: Where do you stand with product development?
Emerald Metrics LLC: Software development will be performed by a trusted partner with vast experience in the precision agriculture/ hyper-spectral imaging space. They are based in Portland, OR and will work under the guidance and direction of Emerald Metrics staff. All intellectual property will be owned by Emerald Metrics, LLC. A proof of concept pilot is already in use in a 10,000 sq. ft. indoor Cannabis grow operation located in Portland, Oregon. This facility provides a reusable, customizable space to test and prove new hardware, software and imaging equipment while also providing constant and immediate feedback that we can then transition out to our customers in the field. An initial set of features focused on tracking an entire crop's complete life cycle from seed to wholesale distribution was launched in November, 2017. The software development process is iterative, but follows a strict roadmap built by Emerald Metrics based on customer research and feedback. Depending upon feedback and discoveries from both the pilot and initial rollout, a 2.0 version will launch in Q1, 2018.

Q: Please detail your customer acquisition, sales, and distribution strategy.
Emerald Metrics LLC: Initially, setting up a new grower customer will require some labor. Sensors will need to be properly placed, cameras will need to be tested and evaluated for effectiveness, and the grow operation needs to be properly set up on the backend software. The Emerald Metrics team will use traditional networking sales methodology and referrals in order to launch. Going forward, sales can be generated in multiple ways: Internal Sales and Strategic Partnerships such as lab testing services and lighting manufacturers. Initially, Emerald Metrics will establish both an inside and outside sales team tasked with creating new business. This is generally similar to other enterprise-level Software-as-a-Service (SaaS) products in the market. It is also the most effective way to establish a brand name in a new and emerging market. For strategic partnerships, the Emerald Metrics team will work with existing hardware manufacturers such as lighting, HVAC, and delivery systems in the cannabis market to offer the solution across a variety of markets. This combined effort adds credibility to both products, and helps deliver Emerald Metrics to a large market quickly. Cannabis testing labs offer a dynamic marketing channel for the Emerald system since the spectral technology can capture contaminated product with greater degree of accuracy than the current "spot testing" used by most labs.

Q: Please detail your IP.
Emerald Metrics LLC: After talking to our IP attorney, there are three areas we have identified that we can patent: How we are collecting our data based on our camera configuration; Processing: how we configure our database (how we bring the data in and how we configure it in a manner that we can derive our analytics.); The analytics themselves (mold, strain, etc.)

Q: Please detail your competitive advantages and barriers to entry.
Emerald Metrics LLC: As far as we know, we are the only cannabis spectral imaging and analysis SaaS solution for enterprise. We have the ability to detect and observe plant health and growing condition is above current solutions. Additionally, we plan to file IP around algorithms as we integrate artificial intelligence technology into the system. We have also developed a body of knowledge doing this in corn, wheat, soybeans. Lastly, we have worked with camera companies to develop specific cameras using multispectral technology.

Q: Please detail your strategy to scale post-raise and product roadmap.
Emerald Metrics LLC: Finding customers is not hard for us. We will raise capital to work on the scaling piece and building out our AI backend. From there, we can quickly grow our customer base with our enterprise sales model.

Q: What do you view as your exit opportunity
Emerald Metrics LLC: We see Monsanto, CHS, Miracle Grow, Philip Morris, or large a Canadian cannabis company as possible acquirers in the future. Pharmaceutical, tobacco, or alcohol companies may be interested in entering the market post-legalization as well.

Q: Please detail your spend-to-date.
Emerald Metrics LLC: Our spend to date has largely been on software development and travel to industry conferences.

Q: Why did salaries cease in May 2017?
Emerald Metrics LLC: The costs for the engineers to design and develop version 1.0 of our product is recorded as a liability in the company's accounting records. The amount is $243,000 invoiced to Emerald Metrics from our software development company, Tryon Creek Software. All state and federal payroll taxes were paid by Tryon Creek, so there is no liability Emerald is assuming. To be clear, the engineers are not employees or contractors of Emerald so, technically, this is not a deferral it is a short-term liability and recorded as due to related party on our balance sheet at 11/30/2017. Tryon Creek is controlled by a Founder of Emerald Metrics.

Q: Please detail your revenue growth assumptions.
Emerald Metrics LLC: Assumptions are based on the growers we talk to and have in our pipeline and their assumptions on growth. Pricing is $5-$8 per square foot depending on the grow size.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Risks & Disclosures
Form C
Data Room
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Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $500,000	US $500,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $6,000,000	US $6,000,000
Interest rate	5.0%	5.0%
CF Offering Cap	While the Company is offering up to $2,000,000 worth of securities in its Series A, only up to $1,070,000 of that amount may be raised through Regulation CF.	While the Company is offering up to $2,000,000 worth of securities in its Series A, only up to $1,070,000 of that amount may be raised through Regulation CF.
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised





● Equipment and Develo... ● Installation and Technic...
● Salaries and Administr... ● Sales and Marketing

● Equipment and Develop... ● Sales and Marketing
● Salaries and Administr... ● Installation and Technic...

Financial Discussion

Operations

Emerald Metrics ("The "Company") is a software company targeting cannabis growers, along with other strategic partners, with technology designed to make producing cannabis less risky, thereby increasing crop yields and producer profits along with protecting the cannabis product supply chain for consumers.

As of November 30, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $526 on hand as of November 2017, which will be augmented by the Offering proceeds plus revenue from system sales to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are in the Data Room.

Market Landscape



The Arcview Group estimates the market for legal cannabis in North America will grow at a 25% CAGR from $6.9 billion in 2016 to $20.3 billion in 2021. Very few consumer industry categories reach $5 billion in annual spending and then post anything near 25% compound annual growth across the following five years.

With eight U.S. states now legalizing adult-use cannabis—including two on the East Coast—and over half the country (and growing) legalizing some form of medical cannabis, the industry continues its rapid growth trajectory.

Additionally, Canada's medical cannabis program continues to expand as well, now serving more than 130,000 patients, and full legalization looms on the country's horizon.

Cannabis sales in North America reached $6.73 billion in 2016—reflecting 34% growth over 2015 ($5.04 billion), according to Arcview Market Research/BDS Analytics. The research firm projects sales to jump to $20.3 billion by 2021, representing a 25% compound annual growth rate (CAGR).

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that the Company has incurred losses from inception of approximately $[22,509] which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The reviewing CPA also notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a low cash balance of $526, as of November 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue its operations if they are not able to raise additional funds. Working capital for pre-revenue companies is challenging to manage and to mitigate this challenge management is "front-loading" certain contracts with new producers.

The Company is still in the negotiating phase with potential customers and has not closed any to date. If Emerald Metric's assumptions are wrong, and its projections regarding market share are too aggressive, its financial projections may overstate its viability.

Financial projections suggest potentially unrealistic growth. The Company's financial model projects extremely rapid (up to 7x) growth from 2018 to 2019, as the founders claim they are confident in their ability to scale up the adoption rate of the Emerald system due to the size of the market opportunity.

The Company is pre-revenue. The Company may not be able to monetize as quickly as it projected or may find that there is less market demand than anticipated for its product. If the Company is unable to meet its revenue projections, it may be unable to meets its financials obligations.

Legislation and regulation have imposed restrictions and requirements on companies operating within the cannabis industry that could have an adverse effect on Emerald Metric's business. The cannabis industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that Emerald Metrics faces.

In general, demand for our systems and services is highly correlated with general economic conditions and specifically market conditions within the Cannabis industry. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Emerald Metrics faces competition from other companies in the cannabis analytics space. Many of our competitors have significantly greater financial, technical and human resources than we have and marketing products and thus may be better equipped than us to develop and commercialize products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

We rely on other companies to provide major components for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide basic ingredients which meets required specifications and perform to our and our customers' expectations.

Emerald Metrics may face difficulties in collecting payments from its customers. Because cannabis growers often cannot access traditional banking systems, many operate as cash only businesses. This may pose a challenge to the Company as it collects payments from its grower customers.

The Company's success depends on the experience and skill of the Founders, its managers and key employees. In particular, the Company is dependent on Mark Garrison, Chris Rushing, Rob McCorkle and Brendan Joyce, who are the founders of the Company. The Company does not currently have employment agreements with the founders and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any founder could harm the Company's business, financial condition, cash flow and results of operations.

We rely on other companies to provide major components for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide basic ingredients which meets required specifications and perform to our and our customers' expectations.

We source certain cameras and sensors from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our key equipment suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

In order to achieve the Company's long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company has not filed its federal and state taxes for the 2017 tax year. The fact that a company has taken the steps necessary to file a tax return may be evidence that the company is a legitimate operation that is interested in complying with federal law. The lapse of tax filing may indicate poor corporate governance or legal oversight.

The Company has the following related party transactions. In October 2017, the Company entered into a software development agreement with Tryon Creek Software, LLC, a company controlled by a founder of Emerald Metrics. This agreement allows for the development of the Emerald system by Tryon Creek software developers. The Company owns all rights to the software and Tryon Creek is operating as an independent contractor. The agreement is considered typical in these types of circumstances and the compensation due to Tryon Creek for its efforts is common for the market and the development stage of the Company.

Additionally, in January 2018, the Company entered into a services agreement with KGB Farms LLC, a company for which Rob McCorkle serves as managing member. Under this agreement, the Company will provide full facility installation and fully monthly services to KGB Farms LLC for compensation as yet undetermined.

Lastly, a balance of $22,720 is owed by the Company to its founders for general out-of-pocket expenses by the founders for various travel, conference fees, equipment and marketing expenses.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into units or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units.

The notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Emerald Metrics LLC's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Emerald Metrics LLC's Form C

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (2 files)	Dec 15, 2017	Folder
Product or Service (3 files)	Dec 15, 2017	Folder
Financials (2 files)	Jan 23, 2018	Folder
Fundraising Round (1 file)	Jan 23, 2018	Folder
Investor Agreements (2 files)	Jan 23, 2018	Folder
Miscellaneous (4 files)	Jan 23, 2018	Folder

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EmeraldMetrics

Precision agriculture technology for the cannabis industry

This presentation contains offering materials prepared solely by Emerald Metrics,LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Emerald Metrics

CannaIntelligence™ Software for the Cannabis Industry

- ▼ Emerald Metric's SaaS provides enhanced software to deliver real-time information for cannabis growers

Emerald Metrics

The Market

North America Legal Cannabis Market

Estimated CAGR

25%

Estimated market in 2021

$20.2b

Source: ArcView Associates

This slide reflects management's current views with respect to future events based on third-party research and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

The Problem

50-70% of California cannabis crops are contaminated*

- Contaminated cannabis plants are dangerous-when heated, they can release life-threatening gasses such as hydrogen cyanide, which can compromise the ability to breath

*According to Steep Hill Labs based on samples from three brick-and-mortar dispensaries in the Bay Area
Business Insider, December 15, 2016

Emerald



Emerald Metrics helps protect consumers from contamination, & helps producers grow faster, better, smarter cannabis.

The Technology

CannaIntelligence™

- Using a combination of sensor data, spectral imaging, and a proprietary method for detecting anomalies in plant growth, Emerald Metrics provides actionable insights for cannabis grow operations

Improve Quality	**Increase Yield**
Reduce Cost	**Reduce Risk**

The Technology

Cameras and sensors:







A sample of cameras and sensors used by the Emerald Metrics system to collect imagery and environmental information for analysis and reporting.

Emerald



The Technology

Identify plant & production problems, before the eye can see it.



Moisture



Pesticides & Toxins



Disease



Clone Health



Light Degradation

The Emerald Metrics system uses sophisticated imaging technology to spot molds, pests, health, disease, and pesticides. In short, it takes the guesswork out of growing cannabis.

Note: Actual imagery from KGB Farms, Emerald Metrics test grower, Portland, Oregon

Emerald Metrics

The Results


Emerald
greensensors.tryonsoft.com
DASHBOARD
ADMIN
Grower
Room
All
MAIN
Summary
SENSORS
Temperature
Humidity
Water Flow
Light
CAMERAS
Growing
Drying
Back
Room: 3 (Grow)
Status
Online
Sensors Active
5 / 5
Cameras Active
3 / 4
Current Issues
Currently no issues
Recent Reports
Unhealthy Clones
a month ago
Sensors
Name Status Min Current Max
temperature-6 Online 72 View History
humidity-20 Online 52 View History
water-34 Online 1 View History
Cameras
Camera 1
Camera 2
a month ago


Report
TITLE
Mold
CREATED
11-09-2017 at 5:25PM
DESCRIPTION
Mold
Mold Just Becoming Visible to Naked Eye
Mold Highly Visible in Spectral
Mold Highly Visible in Spectral

- The system delivers actionable data directly to the dashboard
- Each dashboard shows actionable imagery and plant analytics for the grower

Note: Actual screenshot of the Emerald dashboard and Reports, with imagery from KGB Farms, Portland Oregon

Test Results from KGB Farms, Portland, Oregon

Estimated increase in plant yields:

15%

Estimated increase in annual harvests:

66%

▼ Our tests increases plant yields by correcting growing techniques that were stunting plant growth and flowering capability at or near harvest.

▼ Our system identifies the healthiest clones for the grower to cultivate in their operation. Since only the healthiest plants are selected, KGB Farms increased the estimated number of annual harvests to 5 from 3, a 66% increase.

▼ Note: these results are for a 10,000 sq. foot, Tier 2 grower with the Emerald system fully implemented. Grower results may vary based upon operation size, system implementation, grower knowledge and techniques.

These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Emerald

Revenue Model

One Time Fee for prospective customers:

Equipment and hardware	$ 5,500
Installation and calibration	$ 15,000

Quarterly Subscription for prospective customers:

CannaIntelligence™ reports	$ 12,500

- Our revenue model is a quarterly subscription based upon the total square footage of the operation
- We have other potential revenue streams from equipment cost and consulting services that are charged to prospective growers.
- Current pilot testing with KGB Farms: projected payback for a 10,000 sq. foot operation ranges from 2 – 4 harvests

Target Distribution Channels

Current ARR pipeline: **$1.75 million**

- Growers & Wholesalers
- Lab Testing Services
- Insurance & Investors
- Equipment Suppliers



Indoor/Greenhouse
10,000 Sq Ft or more
Key Locations
Strategic States
Lab testing to combine imagery and science
Key geographic Locations
Strategic Partnerships
Mobile Inspection
Insurance Companies
Strategic Investors
Direct Installation
Cloning cabinets/racks
Lighting Systems

This current ARR pipeline reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Competitive Landscape

Competitor	Offering	Emerald Metrics Advantage
Huxly io	Virtual reality and visualization	Emerald Metrics provides an enterprise scalable system for commercial growers enabling them to monitor and measure their crop, 24/7.
Grownetics	Environmental sensors and reporting	Emerald Metrics is designed to optimize growing techniques, methods, and practices to increase yields and profits for growers.
HydroPods	Remote sensing to monitor and control growing environment, moisture, nutrients and lighting.	Emerald Metrics applies precision agriculture science to the cannabis market. Spectral analysis and crop analytics will enable growers, investors and regulators to actively view, manage crop yields and quality.

This table represents management's opinion. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Emerald Metrics

Future Projections

Projected revenue by 2021: $90 million

	2018	2019	2020	2021
Total Revenue	$2,807,710	$21,094,450	$39,977,194	$90,004,031
Cost of Goods Sold	$1,488,230	$11,144,583	$18,946,943	$41,841,773
Gross Margin	$1,319,480	$9,949,868	$21,030,251	$48,162,259
Percent	47%	47%	53%	54%
Total Expenses	$3,376,498	$6,597,737	$10,863,046	$14,728,893
EBITDA	$(2,057,018)	$3,352,131	$10,167,204	$33,433,366
Percent of Revenue	-73%	16%	25%	37%

Note: System users are charged a monthly recurring fee to access the system and receive analysts reports. See slide 12 for detailed assumptions for the above projections.

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Emerald

The Team

Experienced team with proven track record.

▼ In 2015, Chris and Mark worked with a team* to launch an enterprise scale spectral imaging system for CHS, the largest corn, wheat, and soybean co-op and a Fortune 100 company

▼ The Emerald Metrics team comes from diverse professional backgrounds such as government service, law enforcement, software development, commercial banking and public accounting

*Chris and Mark both worked as contractors.

Mark Garrison, Co-Founder

Chris Rushing, Co-Founder

Rob Mccorkle, Co-Founder





Emerald Metrics

Appendix



The Founders

- MARK GARRISON
CO-FOUNDER
With over 30 years of experience in financial services and high technology companies, Mark has led companies to high growth levels, increased profitability and investor exits. In both CFO and COO roles, Mark managed the financial and HR functions for four previous startups with exits.

- CHRIS RUSHING
CO-FOUNDER
Chris spent a career with the U.S. Air Force with experience in unmanned systems technology, intelligence, and presidential service. Upon exiting, he created and sold the first and highly profitable unmanned systems services company, and as President managed over 200 deployed personnel and multiple government and commercial contracts. Most recently, Chris was contracted through Paradigm to manage a commercial agriculture intelligence operation for CHS Inc., a Fortune 100 agriculture co-op, including air, ground, design, and software functions.

- BRENDAN JOYCE
CO-FOUNDER
Brendan has been working with hardware and software since 1985. He ran his own consulting company until 1993 when he took a position at Symantec Corporation. Brendan is currently President of Tryon Creek Software where he has led projects for many mission critical applications. Brendan was instrumental in the success of the mainstream agriculture project prior to joining Emerald Metrics.

- ROB McCORKLE
CO-FOUNDER
Rob is a Managing Member of a Tier 2, 10,000 sq. ft. indoor hydroponic cannabis producer in Oregon. Rob's experience on the legislative and law enforcement side as well as his extensive experience in the growing and distribution of cannabis makes him uniquely qualified to understand and address the concerns that are unique to this burgeoning new industry.

Emerald Metrics

Mark Garrison's company exit history as CFO:

Former CFO at Rosetta Technologies
Purchased by a strategic buyer in 1998 for $25.5M,

https://www.thefreelibrary.com/EAI+Announces+Acquisition+of+Rosetta+Technologies%2C+a+Leading+Product...-a019933958

Former CFO at Extensis Corporation
Recognized as the 53rd fastest growing technology company in 1999. Extensis and its parent company CreativePro.com were sold to ImageX.com (NASDAQ: IMGX) in 2000 for $41M;

http://whattheythink.com/news/11734-imagexcom-closes-acquisition-creativeprocom/

Former CFO at Ateq Corporation
Acquired by Etec Systems in 1991 for an undisclosed sum. The combined company was acquired by Applied Materials in 2000 for $1.77B.

http://articles.latimes.com/1991-11-23/business/fi-204_1_chip-equipment

https://www.wsj.com/articles/SB947732631232766895

Former CFO at Willamette Broadband, Inc.,
Acquired by Wave Communications in 2008.

https://www.bloomberg.com/research/stocks/private/snapshot.asp?privcapId=2571977

Future Projections (Assumptions)

	2018	2019	2020	2021
Number new Growers	40	230	300	430
Incremental number of harvests	0	1.00	0	0.50
Est Ave # of annual harvests	3.50	4.50	4.50	5.00
Average Grower, total square foot	10,925	13,656	17,753	24,854
Ave Subscription, per square foot	$ 5.50	$ 6.00	$ 7.00	$ 8.00
Cumulative, Total Global Square Feet	437,000	3,577,938	8,903,875	19,591,256

These assumptions are material to the financial projections and may vary based upon actual results. These assumptions represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Exhibit E Video

1. What the eye can see…
What we see: Mold, damage to plant structure, residual pesticides, dying foliage due to lack of nutrients/ water.

2. What you see…
What we see: Excessive moisture that leads to moldy product.
6 hours later…

3. Ready to harvest vs. pests detected.

4. Healthy clones ready to transplant… Unhealthy clones